[GRUPO PAO DE ACUCAR LOGO]


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56


       Minutes of the Special Shareholders' Meeting held on May 20th, 2004

1 - DATE AND VENUE: On the twentieth day of May, 2004, at 5:00 p.m., at the Company's head office at Avenida Brigadeiro Luiz Antonio, 3142 - Sao Paulo - SP.

2 - MEETING NOTICE: Meeting notice published on May 12th, 13th and 14th, 2004, in the newspapers "Diario Oficial do Estado de Sao Paulo" and "Folha de Sao Paulo", pages 15, 07 and 18 and on May 12th, 13th and 14th, 2004, pages B4, A14 and A09, respectively.

3 - QUORUM: Shareholders representing 74.566% of the Company's voting capital, as shown in the signatures of the shareholders' attendance book.

4 - COMPOSITION OF THE BOARD: President of the Meeting: Valentim dos Santos Diniz, Secretary: Marise Rieger Salzano.

5 - AGENDA: Examination, discussion and voting of the administration proposal to resolve on the terms and conditions of the Company's sixth issuance of debentures ("Debentures"), approved by the Special Shareholders' Meeting ("Shareholders' Meeting") held on March 1st, 2004, which minutes were published in the Official Gazette of the State of Sao Paulo and in the newspaper "O Estado de Sao Paulo" on March 19th, 2004, and by the Shareholders' Meeting held on April 8th, 2004, which minutes were published in the Official Gazette of the State of Sao Paulo and in the newspaper "O Estado de Sao Paulo" on May 8th, 2004.

6 - SUMMARY OF THE DELIBERATIONS: Mr. Fernando Queiroz Tracanella, Investor Relations Director, representing the Company's administration, presented a brief report regarding the market conditions pursuant to financial funding. Considering the deterioration of the market conditions for financial funding according to the structure originally proposed, the


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Shareholders' Meeting, representing more than two thirds of the Company's capital stock and the majority of the Company's voting capital and unanimity of those present, resolved to cancel the authorization of the Shareholders' Meetings held on March 1st, 2004 and April 8th, 2004, regarding the approval of the Company's sixth issuance of Debentures. The Company's administration shall continue to observe the market conditions and, upon the identification of favorable market conditions, may present new proposal to the Company's shareholders.

7 - DOCUMENTS FILED IN THE ADMINISTRATIVE HEADQUARTERS:
a) Meeting Notice;
b) Administration proposal.

8 - CLOSURE: Having nothing further to decide, the meeting was closed and this minute was registered, in summary form, read, verified and signed by the shareholders that were present.

Signatures: Valentim dos Santos Diniz - President of the Meeting, Marise Rieger Salzano Secretary. Shareholders: Valentim dos Santos Diniz, Pao de Acucar S/A Industria e Comercio, Peninsula Participacoes Ltda., Abilio dos Santos Diniz, the last three ones represented by their attorney Marise Rieger Salzano, and the Investor Relations Director, Fernando Queiroz Tracanella.

                            Sao Paulo, May 20th, 2004

                            True copy of the original


                            Valentim dos Santos Diniz
                            President of the Meeting

Signature of the Lawyer: _________________________
Marise Rieger Salzano - OAB/SP #85,251